UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cellectar Biosciences, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

100 Campus Drive

(Address of Principal Executive Office (Street and Number))

Florham Park, NJ, 07932

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cellectar Biosciences, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”) by August 14, 2024, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As disclosed in its Current Report on Form 8-K dated August 9, 2024, the Company determined that it is necessary to re-evaluate the Company’s accounting treatment for the warrants that it issued as part of a financing it completed in October 2022 and concluded that its previously issued (i) audited consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2022, contained in its Annual Reports on Form 10-K and (ii) unaudited interim condensed consolidated financial statements for the periods ending March 31, 2023, June 30, 2023, September 30, 2023, and March 31, 2024, contained in its Quarterly Reports on Form 10-Q should no longer be relied upon due to errors in such financial statements, and therefore a restatement of these prior financial statements is required.

As a result, the Company is in the process of re-evaluating the accounting treatment of the aforementioned warrants and preparing the related restatements and has been unable to complete the preparation and review of the Form 10-Q for the quarter ended June 30, 2024, in time to file within the prescribed time period without unreasonable effort or expense. While the Company continues to work expeditiously to conclude the re-evaluation of the accounting treatment, the restatements and the preparation and review of the Form 10-Q for the quarter ended June 30, 2024, as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to file its Form 10-Q for the quarter ended June 30, 2024, as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Chad J. Kolean	(608)	441-8120
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended June 30, 2024, are summarized as follows:

Cash and Cash Equivalents: As of June 30, 2024, the company had cash and cash equivalents of $25.9 million, compared to $9.6 million as of December 31, 2023. Net cash used in operating activities during the three months ended June 30, 2024, was approximately $14.1 million.

Research and Development Expense: Research and development (R&D) expense for the three months ended June 30, 2024, was approximately $8.2 million, compared to approximately $6.3 million for the three months ended June 30, 2023. The overall increase in R&D expense was primarily a result of expenditures for the company’s Waldenstrom’s macroglobulinemia pivotal trial, in addition to investments in product sourcing, manufacturing, and logistics infrastructure.

General and Administrative Expense: General and administrative (G&A) expense for the three months ended June 30, 2024, was $6.4 million, compared to $2.0 million for the same period in 2023. The increase in G&A costs was primarily driven by costs associated with the development of infrastructure necessary to support commercialization upon anticipated NDA approval, including the related marketing and personnel costs.

Cautionary Note Regarding Forward-Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation: statements related to the completion of the Company’s re-evaluation of accounting matters and review and audit of the Company’s financial statements; expectations with respect to how the adjustments will impact the Company’s financial statements; and the Company’s plans, objectives and intentions, that are not historical facts generally. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including without limitation: the outcome of the pending re-evaluation of accounting matters and the impact of the adjustments to the Company’s financial statements and the discovery of additional and unanticipated information during the re-evaluation. See also other risks that are described in “Risk Factors” in the Company’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2023, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

CELLECTAR BIOSCIENCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	August 14, 2024	By:	/s/ Chad J. Kolean
Chad J. Kolean
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).